Exhibit 1

TTI-Team-Telecom International Ltd. 12 Amal Street, Afek Park Rosh Ha'ayin 48092, Israel Tel: +972-3-926-9700 Fax: +972-3-926-9849 www.tti-telecom.com

November 30, 2008

Dear Shareholder,

        You are cordially invited to attend the 2009 Annual General Meeting of Shareholders of TTI Team Telecom International Ltd. to be held on Thursday, December 31, 2009, at 5:00 p.m. (Israel time), at our executive offices at 12 Amal Street, Afek Park, Rosh Ha’ayin, Israel.

        We encourage you to read carefully the accompanying proxy statement/information statement, which discusses in detail the various matters to be voted upon at the Annual General Meeting.

        Your vote is very important! Whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received not later than seventy-two (72) hours before the meeting. No postage is required if mailed in the United States.

        We appreciate your continuing interest in TTI Team Telecom International Ltd.

Very truly yours, Meir Lipshes Chairman of the Board of Directors & Chief Executive Officer

TTI TEAM TELECOM INTERNATIONAL LTD.

NOTICE OF THE 2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS

        Notice is hereby given that the 2009 Annual General Meeting of Shareholders (the “Meeting” or “Annual General Meeting”) of TTI Team Telecom International Ltd. (the “Company”) will be held on Thursday, December 31, 2009, at 5:00 p.m. (Israel time), at the offices of the Company, 12 Amal Street, Afek Park, Rosh Ha’ayin, Israel, for the following purposes:

    (1)        To reappoint Kost, Forer, Gabbay & Kasierer as the Company’s independent auditors until immediately following the next annual general meeting of shareholders, and to authorize the board of directors of the Company to fix their remuneration in accordance with the volume and nature of their services, or to delegate to the Audit Committee thereof to do so;

(2) To elect Mr. Rami Zivony and reelect Meir Lipshes, Meir Dvir and Ilan Toker to the Company’s Board of Directors;

(3) To reelect Mr. Doron Zinger as an outside director for an additional three year term;

    (4)        To authorize Meir Lipshes, the Chief Executive Officer of the Company and the Chairman of its Board of Directors, to continue to serve as the Chairman of the Board of Directors of the Company until the annual general meeting of the Company to take place in 2010;

(5) To consider the financial statements of the Company for the year ended December 31, 2008; and

(6) To transact such other business as may properly come before the Meeting or any adjournment thereof.

        Shareholders of record at the close of business on November 27, 2009, are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person. A copy of our financial statements is enclosed with, but does not constitute part of, the accompanying proxy statement. Joint holders of shares should take note that, pursuant to the articles of association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other holder(s) of the share.

        Shareholders who are unable to attend the Annual General Meeting in person, are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received not later than seventy-two (72) hours before the Meeting. No postage is required if mailed in the United States.

By Order of the Board of Directors Meir Lipshes Chairman of the Board of Directors & Chief Executive Officer

November 30, 2009

TTI TEAM TELECOM INTERNATIONAL LTD.
12 Amal Street, Afek Park,
Rosh Ha'ayin, Israel

PROXY STATEMENT

        This proxy statement is being furnished to the shareholders of TTI Team Telecom International Ltd. (“we” or the “Company”) in connection with the solicitation of proxies by the board of directors of the Company for use at the 2009 Annual General Meeting of shareholders to be held on Thursday, December 31, 2009, and at any adjournment thereof. This proxy statement and the accompanying form of proxy are first being mailed to our shareholders on or about November 30, 2009.

Purpose of the 2009 Annual General Meeting

        The agenda of the 2009 Annual General Meeting will be as follows:

    (1)        To reappoint Kost, Forer, Gabbay & Kasierer as the Company’s independent auditors until immediately following the next annual general meeting of shareholders, and to authorize the board of directors of the Company to fix their remuneration in accordance with the volume and nature of their services, or to delegate to the Audit Committee thereof to do so;

(2) To elect Mr. Rami Zivony and reelect Meir Lipshes, Meir Dvir and Ilan Toker to the Company’s board of directors;

(3) To reelect Mr. Doron Zinger as an outside director for an additional three year term;

    (4)        To authorize Meir Lipshes, the Chief Executive Officer of the Company and the Chairman of its Board of Directors, to continue to serve as the Chairman of the Board of Directors of the Company until the annual general meeting of the Company to take place in 2010;

(5) To consider the financial statements of the Company for the year ended December 31, 2008; and

(6) To transact such other business as may properly come before the Meeting or any adjournment thereof.

Recommendation of the Board of Directors

        Our Board of Directors recommends a vote FOR approval of all the proposals set forth in this Proxy Statement.

Record Date; Outstanding Securities; Quorum

        Only holders of record of our shares at the close of business on November 27, 2009, the Meeting record date, are entitled to notice of, and to vote at, the 2009 Annual General Meeting. The Company had 16,003,155 Ordinary Shares, NIS 0.50 nominal value each (“Ordinary Shares”), and 2,936,389 Series A Preferred Shares, NIS 0.50 nominal value each (“Series A Preferred Shares”), outstanding on November 8, 2009. Each Ordinary Share and each Series A Preferred Share outstanding on the Meeting record date will entitle its holder to one vote upon each of the matters to be presented at the 2009 Annual General Meeting.

        A quorum must be present in order for the 2009 Annual General Meeting to be held. According to our Amended and Restated Articles of Association (the “Articles of Association”), the quorum at the Meeting shall be two shareholders present in person or by proxy, holding or representing at least one third (33.3%) of the total voting rights in the Company. If within one hour from the time established for the commencement of the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week, January 7, 2010 at the same time and place or, if the Chairman of the Board of Directors of the Company so determines, with the consent of a majority of the shares represented at the Meeting, in person or by proxy, and voting on the question of adjournment, to such other day, time and place as shall be so determined. This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time, and no further notice of the adjourned meeting will be given to shareholders. If, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting, any two shareholders present in person or by proxy shall constitute a quorum.

        Abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes “for” or “against” the matter.

Proxies

        Proxies for use at the 2009 Annual General Meeting are being solicited by the board of directors of the Company. Proxies are being mailed to shareholders on or about November 30, 2009, and will be solicited primarily by mail; however, certain of the Company’s officers, directors, employees and agents, none of whom will receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. We also reserve our right to engage a proxy solicitor in connection with this solicitation. The Company will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expense of brokerage firms and others for forwarding material to the beneficial owners of our shares.

        All shares represented by properly executed proxies received by the Company seventy-two (72) hours prior to the Meeting will, unless such proxies have been previously revoked, be voted at the 2009 Annual General Meeting in accordance with the directions on the proxies. If no direction is indicated on the properly executed proxy, the shares will be voted in favor of the matters described above. If any other matters are properly presented for action at the 2009 Annual General Meeting (which is not anticipated), the proxy holders will vote (which authority is conferred to such holders to vote on such matters by the proxies) in accordance with their best judgment. A shareholder returning a proxy may revoke it at any time up to one hour prior to commencement of the meeting by communicating such revocation in writing to the Company’s Chief Financial Officer or by executing and delivering a later-dated proxy. In addition, any person who has executed a proxy and is present at the 2009 Annual General Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to TTI Team Telecom International Ltd., 12 Amal Street, Afek Park, Rosh Ha’ayin, Israel, Attention: Tali Cohen-Tueg, Chief Financial Officer.

Security Ownership of Major Shareholders.

Set forth below is information known to us concerning our shareholders that are the beneficial owners of 5% or more of outstanding ordinary shares or preferred shares as of November 8, 2009:

Name of shareholder	Number of Ordinary Shares held	Percentage of our outstanding ordinary shares *	Number of preferred shares held	Percentage of our outstanding preferred shares **	Total shares beneficially owned ***	Percentage of our outstanding share capital****

Shlomo Eisenberg (1)(2)(3)	4,689,924	29.3%	-	-	4,689,924	24.8%
Neuberger & Berman (4)(5)	1,180,332	7.4%	1,799,995	61.3%	3,980,325	21.0%
Rima Management, LLC and Richard Mashaal (6)	1,104,705	8.3%	227,300	7.7%	1,332,005	7%

S Squared Technology (7)	363,637	2.3%	909,091	30.9%	1,272,728	6.7%

* Based on an aggregate of 16,003,155 ordinary shares outstanding as of November 8, 2009.

** Based on an aggregate of 2,936,391 preferred shares outstanding as of November 8, 2009.

*** Includes shares underlying options or warrants held by such person that are exercisable within 60 days. Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such ordinary shares within 60 days are treated as outstanding only for purposes of determining the percent owned by such person or group.

**** Based on an aggregate of 18,939,546 ordinary and preferred shares outstanding as of November 8, 2009.

(1)	Shlomo Eisenberg holds 1,069,530 ordinary shares, 67,468 ordinary shares through a wholly owned corporation, and his wife, Tirza Eisenberg, holds 175,000 ordinary shares. In addition, Mr. Eisenberg, directly and indirectly (through a wholly owned corporation), owns approximately 14% of Malam – Team Ltd. and is also a member of the controlling group of shareholders of Arad Investments and Industrial Development Ltd. Therefore, Mr. Eisenberg may be deemed to beneficially own the ordinary shares held by Arad, Malam – Team Ltd. and Team Software Industries Ltd. (see below). Mr. Eisenberg disclaims any such beneficial ownership.

(2)	Arad, directly and indirectly (through a wholly owned corporation), holds 3,227,476 ordinary shares. In addition, Arad owns approximately 50% of Malam – Team Ltd. and, therefore, may be deemed to beneficially own the ordinary shares held by Malam – Team Ltd. and Team Software. Arad disclaims any such beneficial ownership. Arad is an Israeli company whose shares are publicly traded on the Tel Aviv Stock Exchange.

(3)	Team Software holds 145,150 ordinary shares. Malam – Team Ltd. holds 5,300 ordinary shares. Since Malam – Team Ltd. holds 100% of the issued and outstanding shares of Team Software, it may be deemed to beneficially own the ordinary shares held by Team Software. Malam – Team Ltd., an Israeli company whose shares are publicly traded on the Tel Aviv Stock Exchange, is a large computer vendor in Israel. In addition, as of March 19, 2009, Meir Lipshes, the Chairman of our board of directors and CEO, owned approximately 7% of Malam – Team Ltd.‘s shares. Mr. Lipshes disclaims any beneficial ownership. As of November 8, 2009, Meir Lipshes owned approximately 2.5% of our outstanding shares directly.

(4)	As of May 9, 2006, based on a Schedule 13D/A filed by Neuberger & Berman with the SEC on May 25, 2006. Neuberger Berman, L.L.C., a Delaware limited liability company (“NB LLC”), serves as the investment adviser to LibertyView Special Opportunities Fund, L.P., a Delaware limited partnership (“LV Opportunities”), LibertyView Funds, L.P., a Delaware limited partnership (“LV Funds”), and certain other investment funds and accounts (together with LV Opportunities and LV Funds, the “Funds”). Neuberger Berman, Inc., a Delaware corporation (“NB Inc.”), serves as the sole owner and managing member of NB LLC. NB LLC may be deemed to beneficially own the ordinary shares directly held by the Funds and NB Inc. may be deemed to control NB LLC by virtue of its position as the sole owner and managing member of NB LLC. The 3,980,325 shares reported as beneficially owned by NB LLC include 1,180,332 ordinary shares, 1,799,995 Series A Preferred Shares, and 999,999 warrants to purchase ordinary shares which are exercisable within 60 days.

(5)	LV Opportunities holds 1,363,635 Series A Preferred Shares, and warrants to purchase 545,454 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share. LV Funds holds 909,090 Series A Preferred Shares, and warrants to purchase 363,636 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share.

(6)	As of December 31, 2007, based on a Schedule 13G filed by Rima Management, LLC and Richard Mashaal with the SEC on February 13, 2008. The Schedule 13G indicates that Rima Management, LLC and Richard Mashaal share voting and dispositive power as to the 1,332,005 ordinary shares (comprised of 227,300 Series A Preferred Shares and 90,920 warrants to purchase ordinary shares which are exercisable within 60 days, with an exercise price of $2.5 per share).

(7)	As of December 31, 2008, based on a Schedule 13G/A filed by S Squared Technology, LLC with the SEC on February 2, 2009. The Schedule 13G/A indicates that S Squared Technology LLC, or SST, holds a total of 991,283 ordinary shares (out of which 708,059 Series A Preferred Shares and and warrants to purchase 283,224 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share ) and S Squared Technology Partners , LP , or SSTP, beneficially owns 281,445 ordinary shares (out of which 201,032 Series A Preferred Shares, and warrants to purchase 80,413 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share). Seymour L. Goldblatt, the President of each of SST and SSTP, and Kenneth A. Goldblatt, who beneficially own a majority of the interests in SST disclaim beneficially ownership of the ordinary shares held by SST and SSTP.

Security Ownership of Our Directors and Executive Officers

The following table details, as of November 8, 2009, the number of our ordinary shares owned (including the shares underlying options or warrants held by such person that are exercisable within 60 days) by our directors and executive officers:

Name and Address	Number of Shares Owned	Percent of Shares Outstanding

Meir Lipshes (1)	476,563	2.5%

All other directors and executive officers, as a group (consisting of 8
persons, other than Meir Lipshes) (2)	126,667	*

*	less than 1% of our outstanding ordinary shares.

(1)	As of November 8, 2009, Malam – Team Ltd. and its wholly-owned subsidiary, Team Software Industries Ltd., beneficially owned 150,450 of our ordinary shares, representing approximately 0.8% of our outstanding share capital and voting rights. As of November 8, 2009, Meir Lipshes, the Chairman of our board of directors and our Chief Executive Officer, owned approximately 7.0% of Malam – Team Ltd.‘s shares. Mr. Lipshes disclaims any beneficial interest in the ordinary shares owned by Team Software or Malam – Team Ltd. in us.

(2)	The number of shares owned consists also of options exercisable into ordinary shares within 60 days. The options have exercise prices ranging from $3 per share to $8.0 per share, and expire January 10, 2011 until February 17, 2013.

AGENDA OF THE 2009 ANNUAL GENERAL MEETING

Item 1 – Appointment of Auditors

        At the Meeting, the shareholders will be asked to approve the re-appointment of Kost, Forer, Gabbay & Kasierer, independent certified public accountants in Israel, and a member of the Ernst & Young international accounting firm, to serve as our auditors until the next annual general meeting of shareholders. The auditors have no relationship with us or with any of our affiliates, except as auditors and, to a limited extent, as tax consultants and providers of some other audit related services.

The shareholders will also be asked to authorize our board of directors to delegate to our audit committee the authority to fix the fees paid to our independent auditors, as contemplated by the U.S. Sarbanes-Oxley Act. With respect to the year 2008, we paid Kost, Forer, Gabbay & Kasierer, $228,000 for auditing and audit-related services.

        It is proposed that at the Meeting the following resolutions be adopted:

        “RESOLVED, that Kost, Forer, Gabbay & Kasierer be appointed as the auditors of the Company until immediately following the next annual general meeting of shareholders.

        RESOLVED, that the board of directors of the Company be authorized to fix the compensation of the auditors, or to delegate the Audit Committee thereof to do so.”

Required Vote

        Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on this matter.

        The board of directors of the Company recommends that the shareholders vote FOR the approval of the proposed resolutions.

Item 2 –Election of Directors

        Our directors, other than the outside directors, are elected at each annual meeting of shareholders. If elected, each of the following nominees will hold office until the next annual general meeting, unless his office is vacated earlier pursuant to the provisions of our Articles of Association or applicable law.

        At the Meeting, shareholders will be asked to elect the following four nominees to our Board of Directors:

Meir Lipshes Meir Dvir Ilan Toker Rami Zivony

        The following information is supplied with respect to each person recommended to be elected to the Board of Directors of the Company, and is based upon the records of the Company and information furnished to it by the nominees. For details about beneficial ownership of our shares held by any of these nominees, see above under the caption “Security Ownership of Our Directors and Executive Officers.” For details about compensation paid (or to be paid) to these nominees, see in Item 3 below under the caption “Executive Compensation.” The Company has received a declaration from each nominee confirming his qualifications under the Companies Law to be elected as a director of the Company.

        Meir Lipshes serves as our acting Chief Executive Officer since December 2006 and as our Chairman of board of directors since January 2005. He has served as one of our directors since we commenced independent operations in September 1992. Mr. Lipshes also served as our Chief Executive Officer from January 1996 through September 2004 and from March 2005 through November 2005 (on an interim basis). Mr. Lipshes was one of the founders, and is a current shareholder, of Team Software, our former principal shareholder, served as Team’s President from 1972 to May 1995 and as its Chief Executive Officer from May 1995 until September 1996. Mr. Lipshes also served as acting President of Omnitek-Eichut Ltd. from November 1994 until September 1996. Mr. Lipshes has been a director of Team since 1972 and a director of Omnitek since 1979. From 1970 to 1972, he was employed in the electronics and engineering division at Motorola Israel, where he was one of the founders of the computing department. He also served as a development engineer for encoding equipment in the Signal Corps of the Israel Defense Forces. Mr. Lipshes has a degree in electronics from the Technical School of the Israeli Air Force.

        Dr. Meir Dvir became a director in 1997. Since 1994, Dr. Dvir serves as President of Dea Shnia Ltd., a consulting company. Dr. Dvir additionally has held the following positions, among others: Board member of Bank Leumi Ltd. from 1999 to 2005, Board member of TAT Technologies Ltd. from 1994 to 2008, Executive Vice President of R&D and Business Development at Israel Aircraft Industries from 1985 to 1994, Director of the Aircraft Division of Israel Aircraft Industries from 1987 to 1989, Chief Operating officer of Elscint Ltd., a publicly-held Israeli high technology and defense company from 1984 to 1985, and President of Israeli Aircraft Industries from 1982 to 1983. Dr. Dvir holds a Masters Degree and a Ph.D. in physics from the Hebrew University, Israel.

        Ilan Toker became a director in 2004.  Mr. Toker is an executive of Arad Investments and Industry Development Ltd. (a company the shares of which are publicly traded on the Tel Aviv Stock Exchange), where he has served as the Chief Financial Officer since 2000.  Mr. Toker is the Chief Financial Officer of Malam – Team Ltd. (a company the shares of which are publicly traded on the Tel Aviv Stock Exchange, and an affiliate company of Arad Investments and Industrial Development Ltd.)   From 1997 until 2007 Mr. Toker has been the Chief Financial Officer of Isras Investment Company Ltd. (a company the shares of which are publicly traded on the Tel Aviv Stock Exchange, and an affiliate company of Arad Investments and Industrial Development Ltd.). Mr. Toker is a director in Isras Investment Company Ltd. and in Hassin Esh Ceramic Products Company (1990) Ltd. Mr. Toker holds a B.A. degree in accounting and economics and an M.B.A. degree, both from Tel Aviv University.

        Rami Zivony served as a director of TTI between 2003 and 2006 and from the commencement of TTI’s independent operations in 1992 through 1998. Between 2008 and 2009, Mr. Zivony was a consultant to Malam-Team Ltd. and served as a director in Omnitec and Kcs. Between 2003 and 2004, Mr. Zivony was the Chief Executive Officer of CelleBrite Ltd., a company engaged in manufacturing and marketing universal memory exchangers for cellular telephones. From 2000 through 2002, Mr. Zivony served as Chief Executive Officer of Callscape Inc., a start-up company he founded, which engaged in the development of a system to enhance the availability of telephone users, especially cellular users. During 1999, Mr. Zivony acted as Chief Executive Officer of Madah–Com Ltd., a start-up company engaged in wireless public announcement systems. From 1983 through 1998, Mr. Zivony was employed with Team Computers in various capacities, including as Co-Chief Executive Officer. Mr. Zivony received a BSc. Degree in Electronic engineering from the Technion- Israel Institute of Technology, and an MBA Degree from Tel Aviv University.

        It is proposed that at the Meeting the following resolutions be adopted:

        “RESOLVED, that Meir Lipshes be re-elected to the board of directors of the Company, effective immediately.

        RESOLVED, that Meir Dvir be re-elected to the board of directors of the Company, effective immediately.

        RESOLVED, that Ilan Toker be re-elected to the board of directors of the Company, effective immediately.

        RESOLVED, that Rami Zivony be elected to the board of directors of the Company, effective immediately.”

Required Vote

        Approval of the election of each of the nominees named above as a director will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

        The board of directors of the Company recommends that the shareholders vote FOR the election of all of the nominees named above.

Item 3 –Election of Outside Director

        Companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel, such as TTI, are required by the Israeli Companies Law, 5759-1999 (the “Companies Law”) to appoint at least two outside directors. To qualify as an outside director, an individual may not have, and may not have had at any time during the previous two years, any affiliations with the company or the company’s affiliates, as such terms are defined in the Companies Law. The term “affiliation” includes: an employment relationship; a business or professional relationship maintained on a regular basis; control; and service as an office holder. In addition, no individual may serve as an outside director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an outside director.

        The outside directors generally must be elected by the shareholders. The initial term of an outside director is three years and he or she may be reelected to one additional term of three years. Thereafter, our outside directors may be reelected by our shareholders for additional periods of up to three years each only if the audit committee and the board of directors confirm that, in light of the outside director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the Company. Under the Companies Law, each committee of a company’s board of directors empowered with powers of the board of directors is required to include at least one outside director, except that the audit committee must be comprised of at least three directors, including all of the outside directors.

        Mr. Doron Zinger commenced his term as an outside director in April 1, 2004 and, at the Meeting, shareholders will be asked to reelect him for an additional three year term, to commence on April 1, 2010.

        The Company has received a declaration from Mr. Zinger confirming his qualifications under the Companies Law to be elected as an outside director of the Company. The following information is supplied with respect to the nominee recommended to be elected to the Board of Directors of the Company, and is based upon the records of the Company and information furnished to it by the nominee. For details about beneficial ownership of our shares held by such nominee, see above under the caption “Security Ownership of Our Directors and Executive Officers.” For details about compensation paid to this nominee, see below under the caption “Executive Compensation.”

        Doron Zinger became a director in 2004. Mr. Zinger has served as the chief executive officer of Zinger Communications Ltd., a consulting and management company, since July 2008. From 2005 to 2008 he was the chief executive officer of RiT Technologies Ltd., a NASDAQ-listed company engaged in providing physical network infrastructure control and management solutions. Mr Zinger was also a venture partner (Telecommunications) with Giza Venture Capital Fund, and a member of the Board of Directors of Vsecure Ltd. Mr. Zinger was a member of the Advisory Board of Iamba Technologies Limited until October 2004, member of the Advisory Board of Main.net communications Ltd until June 2004 and a member of the Advisory Board of Cellot until December 2004. From February through July 2000, Mr. Zinger served as Chief Executive Officer of Lambda Crossing Ltd., a start-up company engaged in the development of electro optic components for optical communications networks. From 1997 through 2000, Mr. Zinger served as President and Chief Executive Officer of VocalTec Communications Ltd., a leading company in the emerging IP telephony industry. From 1980 through 1997, Mr. Zinger held various technical, marketing and management positions at ECI Telecom Ltd., a leading provider of telecommunications equipment worldwide, including: Senior Vice President and Chief Operating Officer from 1995 through 1997, Corporate Vice President and General Manager DCME SBU from 1993 through 1995, and Director of Marketing and Sales Telecommunications Products from 1991 through 1993. Mr. Zinger received a B.Sc. degree from The Technion Israel Institute of Technology in 1975, and an MBA from Tel Aviv University in 1991. Mr. Zinger is a Major (Res.) in the Israeli Navy.

        It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Mr. Doron Zinger be re-elected as an outside director of the Company, for an additional three year term, to commence onApril 1, 2010.”

Required Vote

        Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

        The board of directors of the Company recommends that the shareholders vote FOR the election of said nominee.

Outside Directors Continuing in Office

        Julie Kunstler, who was elected as outside director of the Company to serve until August 2012, continues to serve the Company as external director. A brief biography of Ms. Kunstler follows.

        Julie Kunstler became a director in August 2006. She is the managing director and founder of Portview Communications Partners, a venture capital fund. From 1990 to 2002, she was the managing director of HK Catalyst Strategy & Finance Ltd. Ms. Kunstler is also the Vice President of Business Development at Teknovus Inc., a developer of broadband access semiconductor solutions. Ms Kunstler is a director or observer for several privately-held, communications technology companies, including: FiberZone Networks, Teknovus, and Teranetics. Ms. Kunstler holds a BA degree in urban planning from the University of Cincinnati and an MBA degree from University of Chicago.

Executive Compensation

        General. The minimum and maximum compensation that may be paid to outside directors (as defined in the Companies Law) of Israeli public companies, such as TTI, is regulated by the Companies Law and the Israeli Companies Regulations (Rules regarding Compensation and Expenses to External Directors), 2000 (as amended, the “Compensation Regulations”).

        In accordance with the Compensation Regulations, the Company’s outside directors (namely, Ms. Julie Kunstler and Mr. Doron Zinger) receive: (1) annual compensation of approximately NIS 80,000 (currently equates to approximately $20,000) each and (2) approximately NIS 3,000 (currently equates to approximately $750) per board meeting or per board committee meeting in which they participate, all linked to the Israeli Consumer Price Index (“CPI”). All other non-employee directors of the Company (namely, Messrs. Ilan Toker and Meir Dvir) received the same compensation until May 2009, when their compensation was reduced by 5% as part of an overall cost reduction plan to all employees of the Company, such that they currently receive compensation in the amount of: (1) annual compensation of approximately NIS 76,000 (currently equates to approximately $19,000) each and (2) approximately NIS 2,850 (currently equates to approximately $712.5) per board meeting or per board committee meeting in which they participate, all linked to the CPI. All non-employee directors, including outside directors, are also entitled to reimbursement of expenses.

        As approved by our shareholders, Ms. Kunstler and Mr. Zinger will receive the same (reduced) compensation as the other non-employee directors commencing with the effective date of the reelection of Mr. Zinger as our outside director, i.e., April 1, 2010. Until then, they will continue to receive the same compensation (without the 5% reduction).

        Stock options. In November 2006, the Company granted options to purchase up to 15,000 ordinary shares to each of our non-employee directors (including the external directors but excluding Mr. Toker, who waived his right for such grant), at an exercise price of $3.5 per share. The grant was approved by the Company’s shareholders in December 2006. The options vest over a period of 3 years and shall expire in November 2011. No stock options were granted to our non-employee directors since November 2006.

        Our CEO. The total compensation paid to Meir Lipshes during 2008 was NIS 2,006,000 (approximately $ 568,000), which includes a special bonus in the amount of NIS 510,696 (approximately $148,000). The total amount of compensation paid to Meir Lipshes during 2008 includes pension, retirement and similar benefits.

        Until March 2009, Meir Lipshes was entitled to a monthly management fee of approximately NIS 80,000 linked to the Israeli Consumer Price Index, or CPI (which equates to approximately NIS 89,000, or $ 23,400, based on the CPI of December 31, 2008), plus applicable social benefits. In March 2009, Mr. Lipshes compensation was reduced by 5% as part of an overall cost reduction plan to all employees of the Company, such that he is currently entitled to receive a monthly management fee of approximately NIS 76,000 linked to the CPI (approximately NIS 85,000, or $ 22,400, based on the CPI of December 31, 2008), plus applicable social benefits. If Mr. Lipshes is not elected as director and/or his concurrent office as our Chief Executive Officer and Chairman is not approved (see Items 2 and 4 of this Proxy Statement), he will continue to be entitled to the same compensation for as long as he serves as our Chief Executive Officer.

        In June 2009, the Company’s shareholders approved the grant of a special cash bonus to Mr. Lipshes for his services during 2008 in the amount of NIS 357,245 (equating to approximately $94,000 according to the exchange rate prevailing on December 31, 2008), reflecting an amount equal to three (3) times his monthly service fees.

Item 4 – Chief Executive Officer and Chairman of the Board of Directors Concurrent Office

        According to Sections 95(a) and 121(c) of the Companies Law, the chief executive officer of a public company is permitted to serve also as the chairman of the board of directors only if approved by the shareholders. The shareholders may give such approval for a period of up to three years from the date of approval.

        Meir Lipshes served as one of the Company’s directors since it commenced independent operations in September 1992. In December 2004, he became the Chairman of the Board of Directors. Mr. Lipshes also served as our Chief Executive Officer from January 1996 through September 2004, and from March 2005 through November 2005 (on an interim basis). In December 2005, Ruben Markus was appointed our Chief Executive Officer. Mr. Markus resigned in November 2006 and, since December 2006, Meir Lipshes assumed his responsibilities and is serving as our Chief Executive Officer and Chairman of the Board of Directors.

        Our board of directors believes that it is in the best interest of our company to allow Mr. Lipshes to continue to act as both our Chairman of the Board of Directors and Chief Executive Officer until the annual general meeting of the Company to take place in 2010, or until the board of directors of the Company appoints new Chairman, in light of, among others, Mr. Lipshes experience and familiarity with the company’s business. Even if this matter is approved, Mr. Lipshes, if nominated by our board of directors, will be required to stand for reelection as a director at each annual general meeting of our shareholders. If, however, this item is not approved, and/or his reelection as director (per Item 2 above) is not approved, Mr. Lipshes will continue to serve as our Chief Executive Officer, unless and until the Board of Directors determined otherwise. In addition, his service as Chairman and as Chief Executive Officer will each continue to be at the pleasure of our board.

        It is proposed that at the Meeting the following resolutions be adopted:

        “RESOLVED, to authorize Meir Lipshes, the Chief Executive Officer of the Company and the Chairman of its Board of Directors, to continue to serve as the Chairman of the Board of Directors of the Company until the annual general meeting of the Company to take place in 2010, or until the board of directors of the Company appoints new Chairman.”

Required Vote

        The affirmative vote of a majority of the shares represented at the Meeting in person or by proxy and voting thereon is required to adopt said resolutions.

        The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 5 – Consideration of the Financial Statements of the Company

        At the Meeting, the auditors’ report and our audited consolidated financial statements for the fiscal year ended December 31, 2008 (together, the “2008 Financial Statements”) will be presented for discussion as required by the Companies Law.

        The 2008 Financial Statements are included in our Annual Report on Form 20-F, which we filed with the Securities and Exchange Commission (SEC) on March 31, 2009. You may read and copy this report without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC reports are also available to the public at the SEC’s website at http://www.sec.gov. These reports are not a part of this Proxy Statement.

        This item will not involve a vote of the shareholders.

Other Matters

        It is not anticipated that there will be presented at the 2009 Annual General Meeting any matters other than those on the agenda described above. If any other matters should properly come before the 2009 Annual General Meeting, the persons named on the enclosed proxy card will have discretionary authority to vote all proxies in accordance with their best judgment.

Dated: November 30, 2009	By Order of the Board of Directors Meir Lipshes Chairman of the Board of Directors & Chief Executive Officer